Exhibit 99.1

FOR IMMEDIATE RELEASE

VS Media Holdings Limited Regains Compliance with Nasdaq Continued Listing Standards

Hong Kong – July 3, 2025 – VS MEDIA Holdings Limited (Nasdaq: VSME), a leading digital media and social commerce company in the global Creator Economy, today announced that it received formal notification from the Nasdaq Stock Market LLC (“Nasdaq”) on July 2, 2025, that the Company has regained compliance with Nasdaq Listing Rule 5550(b). This rule requires the Company to meet at least one of the following standards: (1) stockholders’ equity of at least $2.5 million; (2) market value of listed securities of at least $35 million; or (3) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.

The Nasdaq staff made this determination of compliance following the Company’s recent public offerings, announced on May 30, 2025, and June 6, 2025, which generated total gross proceeds of $9,176,100. As a result of these transactions, the Company satisfied the minimum stockholders’ equity requirement under Listing Rule 5550(b)(1), and the matter regarding its previous deficiency is now considered closed.

“Through our recent public offerings, we have significantly strengthened our balance sheet, enabling us to regain compliance with Nasdaq’s stockholders’ equity standard,” said Ivy Wong, Founder and CEO of VS MEDIA. “We deeply appreciate the support of the investors who participated in our offerings and believe in our long-term vision. With a highly scalable business model and strong momentum in 2025, we are more optimistic than ever about the Company’s outlook and look forward to sharing further updates in the coming weeks and months.”

About VS Media:

VS Media Holdings Limited (NASDAQ:VSME) manages a network of leading digital creators across Asia Pacific that powers content-driven social commerce and offers local and effective marketing services to brands. Founded in 2013, VSME partners with over 1,500 creators and over 1,000 brands to promote and merchandise their products and services. The Company is currently growing internationally across Hong Kong, China, Taiwan, Singapore, and beyond. For more information, visit https://www.vs-media.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact Information:

Crescendo Communications, LLC

Tel: +1 212-671-1020

Email: vsme@crescendo-ir.com